CERTIFICATE OF OWNERSHIP AND MERGER

of

HIGH DESERT MERGER SUB INC.
(a Delaware corporation)

into

HIGH DESERT MINERAL RESOURCES, INC.
(a Delaware corporation)

(Pursuant to Section 253 of the Delaware General Corporation Law)

HIGH DESERT MERGER SUB INC. a Delaware corporation (the "Parent Corporation"), does hereby certify:

1.   The Parent Corporation is a corporation of the State of Delaware.

2.   The Parent Corporation owns more than 90% of the outstanding shares of all outstanding classes of stock of High Desert Mineral Resources, Inc., a Delaware corporation (the "Company").

3.   On December 7, 2002, by an action by unanimous written consent in accordance with Section 141(f) of the Delaware General Corporation Law, the Board of Directors of the Parent Corporation adopted the following resolutions:

"RESOLVED, that the Parent Corporation shall be merged (the "Merger") with and into High Desert Mineral Resources, Inc., a Delaware corporation (the "Company"), effective upon the filing (the "Effective Time") of the appropriate Certificate of Ownership and Merger with the Delaware Secretary of State, pursuant to the laws of the State of Delaware and as hereinafter provided; the separate corporate existence of the Parent Corporation shall thereupon cease; the Company shall be the surviving corporation in the Merger (sometimes referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware; and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth below; and

RESOLVED, that the terms and conditions of the Merger are as follows:

(a) Pursuant to the Merger, the Amended and Restated Certificate of Incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A attached to these resolutions.

(b) Pursuant to the Merger, the Bylaws of the Parent Corporation, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, by such certificate of incorporation or by such Bylaws.

(c) At the Effective Time, each issued and outstanding share of common stock, par value $0.001 per share, of the Parent Corporation shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and, from and after the Effective Time, the holders of all of said issued and outstanding shares of common stock of the Parent Corporation shall automatically be and become holders of shares of the Company upon the basis above specified, whether or not certificates representing said shares are then issued and delivered.

(d) At the Effective Time, each share of common stock, par value $0.001 per share, of the Company (a "Share") owned by the Company as treasury stock or by any subsidiary of the Company and each Share owned by the Parent Corporation shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(e) At the Effective Time, each issued and outstanding Share (other than Shares to be cancelled in accordance with Section (d) above and other than any Shares as to which the holder thereof has demanded appraisal with respect to the Merger in accordance with Section 262 of the Delaware General Corporation Law (the "DGCL") and as of the Effective Time has neither effectively withdrawn nor lost the right to such appraisal) shall be converted into the right to receive $0.572 per Share, net to the seller in cash, less any required withholding taxes, or such increased amount, if any, as the Parent Corporation may offer to pay (the "Offer Price"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share (each a "Company Certificate") in the manner provided in (f) below. From and after the Effective Time, all such converted Shares shall no longer be outstanding and shall be deemed to be cancelled and retired and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect to any Company Certificate except the right to receive the cash amount equal to the Offer Price, without interest (the "Merger Consideration") upon the surrender of such Company Certificate in accordance with paragraph (f) below or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Section 262 of the DGCL. Options to purchase Shares issued pursuant to the High Desert Stock Option Plan may be exercised for 30 days following the Effective Time. Any shares issues pursuant to such exercises shall be considered "Shares" and shall be entitled to the appropriate Merger Consideration.

(f) After the Effective Time, each holder of record of common stock of the Company may surrender such holder's Company Certificate to Computershare, 350 Indiana Street Suite 800, Golden CO 80401 and such holder shall be entitled, upon such surrender, to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Company Certificate, and the Company Certificate so surrendered shall be cancelled.

(g) The Parent Corporation's directors and officers at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation; and

RESOLVED, that the officers of the Parent Corporation be, and they hereby are, authorized and directed to make and execute a Certificate of Ownership and Merger setting forth a copy of these resolutions to merge itself with and into the Company and the date of adoption thereof, and to cause the same to be filed and recorded as provided by the DGCL, and to do all acts and things whatsoever, within the State of Delaware and in any other appropriate jurisdiction, necessary or proper to effect the Merger."

4.   Upon the effective time of the Merger, the Amended and Restated Certificate of Incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A attached hereto.

5   The proposed merger of the Parent Corporation with and into the Company has been approved by written consent by the sole stockholder of the Parent Corporation in accordance with the provisions of Section 228(d) of the Delaware General Corporation Law.

6   The effective date of the Merger Agreement will coincide with the filing of this Certificate of Ownership and Merger with the Delaware Secretary of State.

Executed by HIGH DESERT MERGER SUB INC. as of this 16th day of December, 2002.

HIGH DESERT MERGER SUB INC.

By: /s/ Donald J. Baker
Name: Donald J. Baker
Title: Chief Executive Officer, President and
        Director

3

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HIGH DESERT MINERAL RESOURCES, INC.
a Delaware corporation

(Pursuant to Sections 228, 242 and 245 of the
General Corporation Law of the State of Delaware)

High Desert Mineral Resources, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware DOES HEREBY CERTIFY:

FIRST:	The original Certificate of Incorporation of High Desert Mineral Resources, Inc. was filed with the Secretary of State of Delaware on September 14, 1995 (the "*Certificate of Incorporation*").

SECOND:	This Amended and Restated Certificate of Incorporation of High Desert Mineral Resources, Inc., in the form attached hereto as Exhibit A, has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

THIRD:	This Amended and Restated Certificate of Incorporation so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, High Desert Mineral Resources, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its Vice President and its Assistant Secretary this 16th day of December, 2002.

By:	/s/ Donald J. Baker
	Donald J. Baker
	President, Chief Executive Officer and
	Director

ATTEST:

By:	/s/Karen Gross
	Karen Gross
	Secretary

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HIGH DESERT MINERAL RESOURCES, INC.

ARTICLE I

The name of this corporation is High Desert Mineral Resources, Inc. (the "*Corporation*").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware, City of Wilmington, County of Newcastle is 2711 Centerville Road, Suite 400 and the name of the registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

A. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is fifteen thousand (15,000) shares. Ten thousand (10,000) shares shall be Common Stock, $.001 par value and five thousand (5,000) shares shall be Preferred Stock, $.001par value.

B. The Board of Directors of the Corporation may issue Preferred Stock from time to time in one or more series. The Board of Directors of the Corporation is hereby authorized to adopt a resolution or resolutions from time to time, within the limitations and restrictions stated in this Certificate of Incorporation, to fix or alter the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of any wholly unissued class of Preferred Stock, or any wholly unissued series of any such class, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.   In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The Corporation shall indemnify its officers and directors, and shall provide for advancement of the expenses of such persons, to the fullest extent provided by Section 145 of the Delaware General Corporation Law. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which State law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents, vote of stockholder or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions of a breach of duty to the Corporation, its stockholders and others. If the General Corporation Law of the State of Delaware is amended after approval of this Article to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.

ARTICLE VI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE VII

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

The number of directors which shall constitute the whole Board of Directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the Bylaws of the Corporation or in an amendment thereof duly adopted by the Board of Directors of the Corporation or by the stockholders of the Corporation.

ARTICLE IX

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

ARTICLE X

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.